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                                                                   Exhibit 99.18


                 PUGET SOUND ALTERNATIVE INVESTMENT SERIES TRUST

     Plan pursuant to Rule 18f-3(d) under the Investment Company Act of 1940

                         Effective ______________, 1998


         WHEREAS, the Board of Trustees of Puget Sound Alternative Investment Series Trust (the "Trust") has considered the following multi-class plan (the "Plan") under which the Trust may offer multiple classes of shares of its now existing and hereafter created series pursuant to Rule 18f-3 (the "Rule") under the Investment Company Act of 1940 (the "1940 Act"); and

         WHEREAS, a majority of the Trustees of the Trust and a majority of the Trustees who are not interested persons of the Trust have found the Plan, as proposed, to be in the best interests of each class of shares of each series of the Trust individually and the Trust as a whole.

         NOW, THEREFORE, the Trust hereby approves and adopts the following Plan pursuant to the Rule.

                                    THE PLAN

         Each now existing and hereafter created series ("Fund")1 of the Trust may from time to time issue one or more of the following classes of shares:
Institutional Shares and Investor Shares. Each class is subject to such investment minimums and other conditions of eligibility as are set forth in the Trust's prospectuses, each as from time to time in effect (each, a "Prospectus"). The differences in expenses among these classes of shares, and the exchange features of each class of shares, are set forth below in this Plan, which is subject to change, to the extent permitted by law and by the Agreement and Declaration of Trust and By-laws of the Trust, as amended from time to time, by action of the Board of Trustees of the Trust. There are no conversion rights or features relating to either Institutional Shares or Investor Shares. Nothing in this Plan shall limit the authority of the Trustees to create additional classes of shares of any Fund.


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   1   Currently, the Trust only consists of the Puget Sound Market Neutral
Portfolio.


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CLASS CHARACTERISTICS

         Institutional Shares and Investor Shares of a Fund represent interests in the assets of such Fund. The classes differ materially only with respect to the existence of a shareholder servicing fee (the "Shareholder Servicing Fee"), a distribution fee (the "Distribution Fee") and an initial sales charge borne exclusively by the Investor Shares. Shareholder Servicing Fees are paid pursuant to Shareholder Servicing Agreement(s) between the Trust and appropriate shareholder servicing agent(s) and under a related plan (the "Shareholder Servicing Plan") relating to the Investor Shares adopted by the Trustees of the Trust. Shareholder Servicing Fees, in the aggregate, will not exceed for any Fund 0.25% of such Fund's average daily net assets attributable to Investor Shares. Distribution Fees are paid in connection with services and expenses primarily intended to result in the sale of shares pursuant to a Distribution Agreement between the Trust and BISYS Fund Services, L.P., the Funds' distributor (the "Distributor"), and under a separate plan (the "Distribution Plan") for the Investor Shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act. Distribution Fees, in the aggregate, will not exceed for any Fund 0.50% of such Fund's average daily net assets attributable to Investor Shares.

EXPENSE ALLOCATIONS

         Investor Shares pay Shareholder Servicing Fees and Distribution Fees, while Institutional Shares do not pay any Shareholder Servicing Fees or Distribution Fees. Each class may, at the Trustees' discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Trust's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than the other classes ("Class Expenses"). All other expenses will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of a particular Fund attributable to that class.

EXCHANGE FEATURES

         Shares of either class of a Fund may be exchanged only for shares of the same class of another Fund, if any. There is no sales charge on exchanges. In addition, although the Trust has no current intention of terminating or modifying the exchange privilege, it reserves the right to do so at any time. All exchanges will be made based on the respective net asset values next determined following receipt of the request by the Funds in proper form.

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VOTING RIGHTS

         Each class of shares of each Fund has identical voting rights except that each class has exclusive voting rights on any matter submitted to shareholders that relates solely to that class, and has separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class. In matters as to which one or more classes do not have exclusive voting rights, all classes of shares of a Fund will vote together, except when a class vote is required by the 1940 Act.

AMENDMENTS

         The Plan may be amended from time to time in accordance with the provisions and requirements of the Rule.


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